Exhibit 99.1

Anthem Files Suit Against Cigna Seeking a Temporary Restraining Order to Enjoin Cigna from Terminating the Merger Agreement, Specific Performance Compelling Cigna to Comply with the Merger Agreement and Damages

Anthem Action is in Response to Cigna’s Wrongful Purported Termination and Lawsuit and Ongoing Campaign to Sabotage the Merger and Deflect Attention from its Repeated Willful Breaches of the Merger Agreement

Anthem Reaffirms Commitment to Value-Creating Merger

INDIANAPOLIS – February 15, 2017 – Anthem, Inc.(NYSE: ANTM) today announced that it has filed a lawsuit in the Delaware Court of Chancery seeking a temporary restraining order to enjoin Cigna from terminating, and taking any action contrary to the terms of, the Merger Agreement, specific performance compelling Cigna to comply with the Merger Agreement and damages.

On January 18, 2017, Anthem extended its Merger Agreement with Cigna through April 30, 2017. In addition to the fact that Anthem extended the termination date in the Merger Agreement, Cigna does not have a right to terminate the Merger Agreement at all because it has failed to perform fully its obligations in a manner that has proximately caused or resulted in the failure of the merger to have been consummated.

Anthem believes that there is still sufficient time and a viable path forward potentially to complete the transaction that will save millions of Americans more than $2 billion in annual medical costs and deliver significant value to shareholders. In addition to filing this lawsuit, Anthem is pursuing an expedited appeal of the District Court’s decision and is committed to completing this value-creating merger either through a successful appeal or through settlement with the new leadership at the Department of Justice.

Cigna’s lawsuit and purported termination is the next step in Cigna’s campaign to sabotage the merger and to try to deflect attention from its repeated willful breaches of the Merger Agreement in support of such effort.

Cigna’s obvious efforts to sabotage the merger have been recognized by both the District Court and the national media. As the District Court noted, it could not ignore the “elephant in the courtroom,” and the fact that Cigna was “actively warning against” the merger and that “Cigna officials provided compelling testimony undermining” Anthem’s defense. In addition, the District Court noted that it could not overlook “the doubt sown into the record by Cigna itself.”

Anthem’s interests in consummating the merger, and Cigna’s interest in avoiding it, are demonstrated by Anthem’s intense efforts to obtain regulatory clearance and Cigna’s matching efforts to sabotage that goal, as outlined below:

Integration Efforts

Anthem	Cigna
Anthem retains a team of 165 professionals at McKinsey & Company to integrate the companies.	Cigna refuses to allow meetings with its senior management team, a necessary step to integration. Cigna also consistently delays producing data, preventing completion of an integration plan.

Anthem and McKinsey work to implement a key component of integration known as “Value Capture,” which was the process by which the synergies and efficiencies for the newly formed company would be identified and realized, the centerpiece defense for the Merger.	Cigna refuses to engage in the “Value Capture” work to identify synergies and efficiencies after March 2016 due to alleged “deal uncertainty.” By July, Cigna refuses to participate in any integration work at all, severely damaging the centerpiece defense for the Merger.

Advocacy Efforts To Discourage DOJ Challenge

Anthem	Cigna
Anthem prepares and submits 22 substantive “white papers” to the DOJ defending the Merger.	After January 2016, Cigna refuses to provide any substantive assistance to Anthem’s white paper efforts, and refuses to sign several of them.

Anthem contacts nearly 200 customers and brokers, explaining the substantial benefits of the Merger and encouraging them to contact the DOJ in support of the Merger. Anthem obtains 60 customer declarations in support of the Merger plus 10 statements of support from customers and brokers.	Cigna fails to obtain any meaningful customer support, providing only two declarations. Cigna also prevents Anthem from seeking support from Cigna’s customers.

The DOJ expresses concern about the Merger’s effect in certain geographic areas, so Anthem identifies buyers with serious interest in acquiring Cigna assets to remediate the concern and allow the Merger to clear.	Cigna blocks remediation by refusing to sign customary non-disclosure agreements or provide the potential buyers with information to conduct necessary due diligence of the assets.

Mediation Efforts

Anthem	Cigna
The Court and Special Master suggest mediation numerous times. Anthem agrees to mediation and repeatedly asks Cigna to also agree to participate in mediation with the DOJ.	Cigna refuses to agree to mediation.

Pre-Trial Efforts

Anthem	Cigna
After the DOJ commences litigation, Anthem issues a press release stating that it “is fully committed to challenging the DOJ’s decision in court,” as required under the Agreement.	Cigna refuses to join Anthem’s press release and instead issues its own press release stating that it is “evaluating its options” and questioning whether the transaction “could close . . . at all.”

Anthem files its answer on July 26, 2016, five days after DOJ filed the complaint, and asks Cigna to file an answer to help expedite discovery.	Cigna rejects Anthem’s request, and then does not file its answer for nearly two months.

Anthem takes the lead on over 100 depositions, prepares all of the substantive pleadings and briefs defending the Merger, and arranges the submission of non-party witness declarations and 10 expert reports in support of the Merger.	Cigna refuses to provide any comments or suggestions on draft litigation materials, fails to offer comments on the DOJ’s expert reports, and fails to ask any questions in all but 3 of the over 100 depositions in the case, and those questions were not supportive of the Merger.

Anthem asserts the common interest privilege to protect sensitive Merger-related documents from discovery.	Cigna sends letters to Anthem manufacturing a false record of breach, and then helps the DOJ obtain those letters and communications during discovery, including by disavowing the Merger parties’ common interest privilege.

Anthem prepares a pre-trial brief outlining facts and law in support of Merger and requests Cigna’s input.	Cigna refuses to comment on the pre-trial brief, refuses to sign the brief and refuses to offer any support for the Merger.

Trial Efforts

Anthem	Cigna
Anthem presents an opening statement for the two phases of trial.	Cigna asks for permission to object to Anthem’s questions, which the District Court finds “completely extraordinary.”

Anthem conducts direct examinations of 15 witnesses and cross-examines 21 DOJ witnesses.	Cigna does not cross a single DOJ witness objecting to the Merger, but remarkably crosses Anthem’s witnesses supporting the Merger.

Anthem spends an average of sixteen to twenty hours preparing each of its witnesses.	Cigna grants Anthem only one hour to help prepare key witnesses, including Cigna’s CEO, who Anthem is putting on at trial.

Anthem presents substantial testimonial and documentary evidence at trial to support the key defense that the Merger would create efficiencies that would generate significant medical cost savings, the vast majority of which ultimately would be passed along to consumers.	Cigna’s CEO provides testimony attacking the ability of the combined companies to achieve medical cost savings.

Anthem requests Cigna’s input on its proposed findings of fact and conclusions of law.	Cigna not only refuses to comment on the proposed findings of fact and conclusions of law, but also refuses to sign these key documents, in effect opposing the factual and legal basis for the Merger.

Post-Trial Efforts

Anthem	Cigna
Anthem exercises its right to extend the Termination Date to April 30, 2017 to allow sufficient time to obtain the necessary governmental approvals to consummate the Merger through potential settlement or appeal.	Cigna refuses to acknowledge the extension and ignores Anthem’s requests for assurances that Cigna will help secure regulatory approval through potential settlement and appeal.

Appeal Efforts

Anthem	Cigna
Anthem files a notice of appeal, a motion to expedite and an appeal brief.	Cigna refuses to agree to appeal the decision as required under the Merger Agreement.

Cigna severely damages the opportunity to obtain expedited appellate review by wrongfully purporting to terminate the Merger Agreement before the DOJ’s opposition to Anthem’s motion to expedite the appeal is due.

About Anthem, Inc.

Anthem is working to transform health care with trusted and caring solutions. Our health plan companies deliver quality products and services that give their members access to the care they need. With over 73 million people served by its affiliated companies, including approximately 40 million within its family of health plans, Anthem is one of the nation’s leading health benefits companies. For more information about Anthem’s family of companies, please visit www.antheminc.com/companies.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”), Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,”

“anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in Anthem’s and Cigna’s public filings with the SEC. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction and (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of all required regulatory approvals. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.

Contacts

Investor Relations

Douglas Simpson, 317-488-6181

or

Media

Jill Becher, 262-523-4764